Noble House Entertainment Inc.

Consolidated Financial Statements

Six months ended December 31 2005 and 2004

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated February 14, 2006)

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Noble House Entertainment Inc. for the six months ended December 31, 2005 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the period ended December 31, 2005 and the shareholders’ equity as at that date to the extent summarised in Note 13 to the consolidated financial statements.

February 14, 2006

Noble House Entertainment Inc.

Consolidated Balance Sheets

(Canadian Dollars)

(Unaudited – see Notice to Reader dated February 14, 2006)

		December 31. 2005	June 30. 2005
	Note	(Unaudited)	(Audited)
Assets
Current
Cash		$5,883	$1,629
Accounts receivable and prepayments	4	33,749	5,983
		$39,632	$7,612
Investment in Film and television programs	5	$222,500	$232,500
		$262,132	$240,112
Liabilities
Current
Accounts payable and accrued liabilities	7	$67,901	$46,877
Note payable		11,494	11,494
Advances from shareholders	6	280,560	143,937
		359,955	202,308
Shareholders' Equity (Deficiency)
Capital stock	8	4,815,672	4,815,672
Contributed surplus		20,391	20,391
Deficit		(4,933,886)	(4,798,259)
		(97,823)	37,804
		$262,132	$240,112

Related Party Transactions (Note 7)

Approved by the Board               ”Damian Lee”  Director          ”Kam Shah” Director

                                                           (signed)                                      (signed)

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.

Consolidated Statements of Operations

(Canadian Dollars)

(Unaudited – see Notice to Reader dated February 14, 2006)

	Note	Three months ended December 31, 2005	Six months ended December 31, 2005	Three months ended December 31, 2004	Six months ended December 31, 2004

Revenue
Distribution income		$7,052	$7,052	$-	$-
Expenses
Consulting		50,020	99,470	-	-
Office and general		9,099	17,251	1,411	2,293
Amortisation of investment in film	5	5,000	10,000	-	-
and television program
Professional fee		8,771	8,771	(320)	(320)
Transfer agents fees		1,691	3,000	4,002	5,098
Shareholders information		2,315	2,315	3,719	3,837
Meals and entertainment		-	669	5,965	13,371
Sales and marketing		248	803	-	-
Bank charges and interest		260	400	108	153

		77,404	142,679	14,885	24,432
Net loss for period		$(70,352)	$(135,627)	$(14,885)	$(24,432)
Net loss per share	9	(0.01)	$(0.02)	$(0.00)	$(0.00)

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

(Unaudited – see Notice to Reader dated February 14, 2006)

	Three months ended December 31, 2005	Six months ended December 31, 2005	Three months ended December 31, 2004	Six months ended December 31, 2004
Cash flows from operating activities
Net loss for period	(70,352)	$(135,627)	$(14,885)	$(24,432)
Items not affecting cash
Amortisation of investment in film	5,000	10,000		-
and television programs
Cash effect of changes in:
Accounts receivable and prepayments	(2,287)	(27,766)	1,596	1,360
Accounts payable and accrued liabilities	13,465	21,024	4,332	7,270
	(54,174)	(132,369)	(8,957)	(15,802)
Cash flows from financing activities
Net advances from shareholders	59,469	136,623	9,297	16,291
Buy-back of common shares			(185)	(185)

	59,469	136,623	9,112	16,106
(Decease) Increase in cash	5,295	4,254	155	304
Cash, beginning of period	588	1,629	394	245
Cash, end of period	$5,883	$5,883	$549	$549

Supplemental disclosure

Non-cash investing activities
Investment in Film and television programs	-	-	350,000	350,000
Non-cash financing activities
Isssuance of shares to acquire assets			350,000	350,000

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.

Consolidated Statement of Shareholders’ Deficit

(Canadian Dollars)

(Unaudited – see Notice to Reader dated February 14, 2006)

For the six months ended December 31, 2005

	Number of Shares	Share Capital	Contributed surplus	Accumulated Deficit	Shareholders' Deficit
Balance June 30, 2004	4,585,163	4,460,857	20,391	(4,538,726)	(57,478)
Buy-back of fractional shares	(619)	(185)	-	-	(185)
Issuance on acquisition of film and television programs	3,500,000	350,000	-	-	350,000
Issued in settlement of fees	50,000	5,000	-	-	5,000
Net loss	-	-	-	(259,533)	(259,533)
Balance June 30, 2005	8,134,544	$4,815,672	$20,391	$(4,798,259)	$37,804
Net loss for first quarter				(65,275)	(65,275)

Balance, September 30, 2005	8,134,544	$4,815,672	$20,391	$(4,863,534)	$(27,471)
Net loss for the second quarter				(70,352)	(70,352)

Balance, December 31, 2005	8,134,544	$4,815,672	$20,391	$(4,933,886)	$(97,823)

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited – see Notice to Reader dated February 14, 2006)

1.  NATURE OF OPERATIONS

Noble House Entertainment Inc. (the “Company”) is a fully integrated entertainment company engaged in the development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 the result of an amalgamation.

2.  GOING CONCERN

The Company’s new business strategy, which evolved in fiscal 2005, involves activities in the development and distribution of films and television series.  The Company’s business involves a high degree of risk and uncertainties.  Significant expenditures may be required to develop commercially viable film properties and establish distribution facilities.  It is not possible to ensure that the current film properties in which the Company holds interest will result in profitable commercial operations.

The Company expects to selectively explore and develop a library of viable film and television programs through joint venture arrangements or otherwise.  The scheduling and scale of such future activities will depend on results and market conditions.

The Company has experienced negative cash flows from operating activities since its inception.  The Company will have to rely on the continuing support of its shareholders to secure adequate funds to meet its existing corporate, administrative and operational obligations in the coming year.  If adequate funds are not available from the source noted above, then the Company may be required to raise additional financing through equity issuance, borrowings and/or sale of its assets.  While the Company has been successful in the past in raising financing, there is no assurance that the Company will be able to raise the necessary funding to meet its obligations and may be unable to continue realizing its assets and discharging its liabilities in the normal course of business.

These unaudited interim financial statements have been prepared on a going concern basis and do no include any adjustments that might be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business.

3.  ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim financial statements have been prepared on the same basis as the audited financial statements of the Company for the year ended June 30, 2005 and include all adjustments necessary for the fair statement of results of the interim periods.

These financial statements should be read in conjunction with the annual audited financial statements for the year ended June 30, 2005 and the summary of significant accounting policies and principles of consolidation included therein.

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited – see Notice to Reader dated February 14, 2006)

4.

ACCOUNTS RECEIVABLE AND PREPAYMENTS

	December 31, 2005 - unaudited	June 30, 2005 - audited
Due from Production Companies (a)	21,312	3,777
Taxes recoverable	2,150	2,206
Trade receivable	3,438	-
Advance towards legal fee (b)	4,874	-
Deposit	1,975	-
	33,749	5,983

(a)

Represents funds advanced to production companies with which the Company’s subsidiary has entered into agreements to develop, license scripts and screen plays, provide production consulting and/or handle global distribution. These funds are provided or incurred on behalf of the production companies and are repayable on demand and carry no interest.

Included is a sum of $20,952 advanced to a production company, owned by the chief executive officer and a director of the Company and an executive of the Company’s subsidiary.

(b)

The Company paid an advance of US $ 7,500 in October 2005 to a firm of lawyer to defend itself against a legal action initiated by an individual in Florida. The lawyer firm filed a motion to dismiss the case against the company in October 2005. There has not been any further development in the matter. The balance of the advance after accounting for the legal costs up to December 31, 2005 is held against future legal costs if any in the matter.

5.

INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Theatrical films		Total	Theatrical films		Total
	Scripts & Synopsis	Distribution contracts	Total	Scripts & Synopsis	Distribution contracts	Total
	As at December 31, 2005			As at June 30, 2005
	(Unaudited)			(Audited)
Balance at beginning	172,500	60,000	232,500	-	-	-
Acquisitions during period	-	-	-	230,000	120,000	350,000
Amortisation	-	(10,000)	(10,000)	(57,500)	(60,000)	(117,500)
Balance at end of period	172,500	50,000	222,500	172,500	60,000	232,500

Management carried out title by title evaluation of its Scripts and synopsis as at December 31, 2005 and concluded that no further amortisation was required to the carrying value of these items.

The carrying value of distribution contract was amortised on a straight-line basis for six months ended December 31, 2005 based on the useful life of 36 months.

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited – see Notice to Reader dated February 8, 2006)

6.

ADVANCES FROM SHAREHOLDERS

Advances from shareholders represent funds advanced or expenses incurred on behalf of the Company by shareholder corporations from time to time. These advances are non-interest bearing and are payable on demand.

7.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		December 31, 2005 - Unaudited	June 30, 2005 - Audited
Trade payable	(a)	38,001	24,243
Accrual		-	11,694
Production advances	(b)	29,900	10,940
		$67,901	$46,877

(a)

Trade payable includes $17,783 (June 30, 2005: $15,728) due to Current Capital Corp., where two of the directors of the Company serve as consultants and which is owned by one of the directors.

(b)

Production advances were received from two production companies towards script and screen play development. The Company’s subsidiary plans to participate as co-producer in one of the productions and a director of the company and an executive of its subsidiary are among the owners of the other production company, which advanced $23,900 (June 30, 2005: $8,900)

8

CAPITAL STOCK

(a)

Authorized:

Unlimited number of common shares

(b)

Issued:

	December 31, 2005		June 30, 2005
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	8,134,544	$4,815,672	9,168,991	$4,460,857
Reverse stock split	-	-	(4,583,828)	-
Buy-back of fractional shares	-	-	(619)	(185)
Issued to acquire film and	-	-	3,500,000	350,000
television programs
Issued in settlement of fees	-	-	50,000	5,000

	8,134,544	$4,815,672	8,134,544	$4,815,672

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31 2005 and 2004

(Unaudited – see Notice to Reader dated February 14,2006)

CAPITAL STOCK  - (b) Issued – Continued.

As at December 31, 2005, the Company had 3.5 million warrants issued and outstanding. These warrants are convertible into an equal number of common shares of the Company at a conversion price of $1 per warrant on or before November 30, 2006. None of the warrants was exercised up to December 31, 2005

The exercise price and expiry date of the warrants have been revised subsequent to the balance sheet date (see Post balance sheet event note 15).

9.

LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the six months and three months ended December 31, 2005 which were 8,134,544 shares for both the periods.  (Three months ended December 31, 2004 – 5,750,956 and six months ended on that date:  5,167,726).

The Company had 3.5 million warrants, which were not exercised as at December 31 2005. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and were therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

10

RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended December 31, 2005 and balances as at that date, not disclosed elsewhere in the financial statements are:

i.

Current Capital Corp., a shareholder corporation where directors of the Company serve as consultants and is owned by one of the directors charged approximately $1,113 for the premises rent, telephone and other office expenses (2004 - $733).

ii.

Consulting fees include $18,000 of fees paid to a director (2004 - $Nil).

iii.

Rent of $3,900 (2004 - $Nil) is charged in respect of rent for premises owned by a director of the Company.

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited – see Notice to Reader dated February 14, 2006)

11.

COMMITMENTS AND CONTINGENT LIABILITIES

i.

On December 1, 2004, the Company entered into a consulting contract with Mr. Damian Lee, one of the owners of the production house from which the Company acquired certain film properties. The contract is effective January 15, 2005 for a five-year term up to January 15, 2010. The contract provides for a monthly fee of $6,000 plus taxes plus reimbursement of expenses. In addition, Mr. Lee will also be entitled to production fees and incentives linked to his role and responsibility on each film or television production.

ii.

The Company's wholly owned subsidiary has entered into various film distribution, development and licensing and production consulting contracts with various production companies under which the Company receives advances for use towards development costs and will earn income by way of a fixed percentage of net revenue from the films to be produced. The extent of financial commitment required and income to be earned can not be reasonably determined at this time.

iii.

The Company is a defendant in a legal action, which, in the opinion of management, is not reasonably expected to result in a material adverse effect on the Company’s financial position. To date, the Company’s lawyer filed a motion to dismiss  the case (Note 4 (b))

12.

SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in Note 2 of the audited financial statements of the Company for the year ended June 30, 2005. There are no inter-segment charges or transactions.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31, 2005 and 2004

(Unaudited – see Notice to Reader dated February 14, 2006)

12.

SEGMENTED INFORMATION

Business Segments

The table below presents summarised financial information for the quarter ended December 31, 2005. There were no reportable segments for the quarter ended December 31 2004.

Quarter ended December 31, 2005	Licensing	Production	Distribution	Total
Total revenue	$-	$-	$7,052	$7,052
Losses from operations	(19,359)	(19,359)	(24,359)	(63,077)
Total assets	172,500	28,799	50,000	251,299
Total liabilities	-	29,900	-	29,900
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$7,052
Other				-
				$7,052
Net Loss
Total losses from reportable segments				$(63,077)
Other				(14,327)
				$(77,404)
Assets
Total assets used for reportable segments				$251,299
Other				10,833
				$262,132
Liabilities
Total liabilities of the reportable segments				$29,900
Other				330,055
				$359,955

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31 2005 and 2004

(Unaudited – see Notice to Reader dated February 14, 2006)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X are described and quantified below.

There was no major impact on the balance sheet since there were no material variations in Canadian GAAP and US GAAP.

The impact of significant US GAAP variations on the Consolidated Statement of Operations are as follows:

Three months ended December 31	2005	2004

Net loss for period, Canadian GAAP	$(70,352)	$(14,885)
Reclassification of exchange loss(gain) on period end translation of foreign currency items and balances	183	-
Loss for period, US GAAP	(70,169)	(14,885)
Reclassification of exchange gain(loss) on period end translation of foreign currency items and balances	(183)	-
Comprehensive loss for period, US GAAP	(70,352)	(14,885)

Basic and diluted loss per share, US GAAP	(0.01)	(0.00)

There was no major impact on the consolidated statements of cash flows since there were no material variations in Canadian GAAP and US GAAP.

New accounting pronouncements

The following accounting development in The US standards is in addition to those detailed in the audited consolidated financial statements for the year ended June 30, 2005  that would affect the results of operations or financial position of the Company:

Impairment of certain investments (FSP FAS 115-1 and FAS 124-1)

Further to the issuance of FSP EITF 03-1-1 on September 30, 2004, to defer indefinitely the effective date for recognition and impairment guidance under EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, on November 3, 2005, which officially nullifies EITF 03-1’s guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area.  The FSP generally encompasses EITF 03-1’s guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities.  This FSP is effective for the Company’s financial statements on July1, 2006, and a preliminary assessment to date does not indicate that it will have significant impact on the Company’s Consolidated Financial Statements.

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

December 31 2005 and 2004

(Unaudited – see Notice to Reader dated February 14, 2006)

14.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

15.

SIGNIFICANT POST BALANCE SHEET EVENT

The following is a summary of key corporate changes and other significant events that occurred subsequent to December 31, 2005:

On January 18, 2006, the board of directors approved revision of the exercise price of 3.5 million warrants issued to Noble House Production Inc. to US$0.50 per warrant from the original price of US$1 per warrant. Further the board also approved extension of the expiry date of these warrants to November 30, 2008 from November 30, 2006.